

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Andrew G. Sculley
Chief Executive Officer
eMagin Corporation
3006 Northup Way, Suite 103
Bellevue, WA 98004

> **Re:** **eMagin Corporation**
> **Annual Report on Form 10-K for the**
> **fiscal year ended December 31, 2009**
> **Filed March 25, 2010**
> **File No. 1-15751**

Dear Mr. Sculley:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief